January 21, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Sondra Snyder Gus Rodriguez Liz Packebusch Laura Nicholson

Re:	Excelerate Energy, Inc. Registration Statement on Form S-1 Filed January 7, 2022 File No. 333-262065

Ladies and Gentlemen:

On behalf of our client Excelerate Energy, Inc., a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated January 18, 2022 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1.  The Staff’s comments are set forth below, followed by the corresponding responses from the Company.  For ease of reference, the headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.  The Company’s responses are set forth in ordinary type beneath the Staff’s comments, which are set out in bold-type.  The page references in the Company’s responses correspond to the page numbers of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which is being filed publicly via EDGAR concurrently with this response.

January 21, 2022 Page 2

Registration Statement on Form S-1

Dividend Policy, page 64

1.	Please disclose whether your dividend policy will be reflected in any written policies of the company.

In response to the Staff’s comment, the Company has revised pages 55 and 66 of Amendment No. 1 as requested.

2.
We note your disclosure that your financing arrangements, including your new credit facility, place certain direct and indirect restrictions on your ability to pay cash dividends. Please disclose such restrictions.

In response to the Staff’s comment, the Company has revised pages 55 and 66 of Amendment No. 1 as requested.

Certain Relationships and Related Persons Transactions

Stockholder's Agreement, page 142

3.
We note your disclosure that you will enter into a stockholder's agreement with EE Holdings which will specify that EE Holdings will have the right to designate a certain number of nominees for election to your board of directors, and also that you will not take certain significant actions without the prior written consent of EE Holdings, so long as EE Holdings beneficially owns (directly or indirectly) a specified percentage of your outstanding voting power. Please revise to include risk factor disclosure regarding such provisions.

In response to the Staff’s comment, the Company has revised page 54 of Amendment No. 1 as requested.

Exhibits

4.	Please file a copy of your Short Term Incentive Plan, your executive severance plan, and your change in control severance plan. Refer to Item 601(b)(10)(iii)(A).

In response to the Staff’s comment, the Company has filed a written description of the material terms of its 2021 Short Term Incentive Plan as Exhibit 10.7 to Amendment No. 1. In addition, the Company has provided additional disclosure on page 135 of Amendment No. 1 with respect to its anticipated executive severance plan and change in control severance plan, each of which have not yet been finalized or approved by the Company’s board of directors. The Company undertakes to file its executive severance plan and change in control severance plan as exhibits to a Current Report on Form 8-K following the closing of its initial public offering, after each such plan has been finalized and approved by the Company’s board of directors.

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January 21, 2022 Page 3

Should you have any questions regarding Amendment No. 1 or the response set forth above, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:
Steven Kobos, President and Chief Executive Officer of Excelerate Energy, Inc.
Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary H. Holmes, Partner of Gibson, Dunn & Crutcher LLP
Michael Kaplan, Partner of Davis Polk & Wardwell LLP
Pedro Bermeo, Partner of Davis Polk & Wardwell LLP